CUSIP No. 808905103           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 3)


                                 SCIOS INC.
                              (Name of Issuer)

                  Common Stock, $.001 par value per share
                       (Title of Class of Securities)

                                 808905103
                               (CUSIP Number)

                            Third Security, LLC
                             The Governor Tyler
                             1902 Downey Street
                          Radford, Virginia 24141
                      Attention: Marcus E. Smith, Esq.
                               (540) 731-3344
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              January 13, 2000
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /


                        Page 1 of 5 Pages


CUSIP No. 808905103           13D
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      This Amendment No. 3 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated July 20, 1999, as amended by Amendment No. 1, dated December 2, 1999, and Amendment No. 2, dated December 9, 1999 (the "Original Schedule 13D"), relating to the Common Stock, par value $.001 per share (the "Shares"), of Scios Inc., a Delaware corporation (the "Issuer"). Each of Randal J. Kirk, a citizen of the United States ("Mr. Kirk"), and each of the following entities that Mr. Kirk directly controls: RJK, L.L.C., a Virginia limited liability company ("RJK"), Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield"), and The Kirk Family Investment Plan, a joint account ("KFIP" and, collectively with Mr. Kirk, RJK and Kirkfield, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

ITEM 4.     PURPOSE OF TRANSACTION.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

            On January 13, 2000, the Reporting Persons issued a press release in response to the Company's January 12, 2000 press release. A copy of the Reporting Persons' press release is attached hereto as Exhibit 7 which is incorporated herein by reference.

            Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in Item 4 of the form of Schedule 13D.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

      Exhibit 7:        Press Release, issued on January 13, 2000



CUSIP No. 808905103           13D
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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2000

                              /s/ Randal J. Kirk
                              __________________________________
                              Randal J. Kirk


                              RJK, L.L.C.


                              By: /s/ Randal J. Kirk
                                  ______________________________
                                  Randal J. Kirk
                                  Manager


                             KIRKFIELD, L.L.C.


                             By: /s/ Randal J. Kirk
                                ________________________________
                                Randal J. Kirk
                                Manager


                             THE KIRK FAMILY INVESTMENT PLAN


                             By: /s/ Randal J. Kirk
                                _________________________________
                                Randal J. Kirk, individually and as
                                attorney-in-fact for each of Donna
                                P. Kirk, Julian P. Kirk, Martin G.
                                Kirk and Kellie Leigh Banks



CUSIP No. 808905103           13D
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                               EXHIBIT INDEX


      Exhibit
      Number                        Title                       Page
      -------                       -----                       ----

         7          Press Release, issued January                 5
                    13, 2000